November 7, 2016

VIA EDGAR

Mr. Stephen Krikorian

Branch Chief – Accounting

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 8-K
Filed August 2, 2016
File No. 001-33368

Dear Mr. Krikorian:

Glu Mobile Inc. (the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 25, 2016 related to the above-referenced 2015 Form 10-K and Form 8-K filed August 2, 2016 (the “Letter”).  The Company notes that the Letter requests that the Company respond to the Staff’s comment within ten business days (which we believe would be November 8, 2016) or to advise the Staff as soon as possible when the Company will respond.

As I previously communicated to Morgan Youngwood of the Staff, the Company has been in the time and labor intensive process of both a Chief Executive Officer transition and the acquisition of a private company, Crowdstar Inc., each as recently disclosed in the Company’s Form 8-K filed on November 3, 2016.  In light of this, the Company respectfully requests a one-week extension of its deadline to respond to the Staff’s comment contained in the Letter, and would propose providing its formal response by November 15, 2016.

If you have any questions, please contact me by telephone at (415) 800-6167 or by email at scott.leichtner@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner

Scott J. Leichtner

Vice President, General Counsel and Secretary

cc:	Niccolo M. de Masi (Executive Chairman, Glu Mobile Inc.)
Eric R. Ludwig (Chief Operating Officer and Chief Financial Officer, Glu Mobile Inc.)
Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)